                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               NTS-Properties III
                       (Name of Subject Company (issuer))

                     NTS-Properties III (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E100
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                      NTS-Properties Associates and Manager
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                               Mark Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

Calculation of Filing Fee

--------------------------------------------------------------------------------
      Transaction Valuation: $570,000         |       Amount of Filing Fee
   2,000 Limited Partnership Interests at     |           $114.00 (b)
        $285.00 per Interest (a)              |
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     (a)  Calculated  as  the  aggregate  maximum  purchase  price  for  limited partnership interests.
     (b) Calculated as 1/50th of 1% of the Transaction Value.
[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2)  and  identify  the  filing  with which the  offsetting  fee was previously  paid.  Identify the previous filing by  registration  statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:                   $10.00
     Form or Registration No.:                 Schedule TO
     Filing Party:                             See Filing Persons listed above
     Date Filed:                               June 25, 2001
[ ]  Check the box if the filing relates  solely to  preliminary  communications made before the commencement of a tender offer.
     Check the  appropriate  boxes below to designate any  transactions to which the statement relates:
     [X]      third-party tender offer subject to Rule 14d-1.
     [X]      issuer tender offer subject to Rule 13e-4.
     [ ]      going private transaction subject to Rule 13e-3.
     [ ]      amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 dated July 30, 2001  supplements and amends the Tender
Offer  Statement  on  Schedule  TO (the  "Original  Statement")  filed  with the
Securities  and Exchange  Commission on June 25, 2001 by  NTS-Properties  III, a
Georgia limited partnership (the  "Partnership"),  ORIG, LLC, a Kentucky limited
liability   company  and  affiliate  of  the  Partnership   (collectively,   the
"Offerors"),  J. D.  Nichols and Brian F. Lavin in  connection  with an offer to purchase up to 2,000  limited  partnership  interests  in the  Partnership  (the
"Offer").  The Original  Statement was subsequently  amended by filing Amendment
No. 1 on July 23, 2001.  Hereafter,  all  references  to the Original  Statement shall be to the Original  Statement,  as amended.  Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment No. 2 amends the Original Statement by including a copy of a notice to the  Partnership's  limited  partners  dated July 30,  2001,  which is attached as an exhibit to this  Amendment No. 2, and which  notifies the limited partners that: (i) the Offer to Purchase which was mailed to limited partners on
June 25, 2001,  has been amended and restated,  to among other things,  indicate that the purchase  price of the Offer has been  increased  from $250 to $285 per
Interest;  (ii) the  number of  Interests  that the  Offerors  are  offering  to purchase  has been  increased  from 200 to  2,000;  and (iii)  the  Amended  and
Restated Offer to Purchase should be reviewed  carefully by each limited partner prior to making a  decision  to  tender  or  refrain  from  tendering  Interests pursuant to the Offer. The Amended and Restated Offer to Purchase is included as an exhibit to this Amendment No. 2.

Item 12.  Material to be filed as Exhibits.

Item 12 of the  Schedule  TO is hereby  amended and  supplemented  by adding the following:

(a)(1)(ix) Notice sent by the  Partnership  to Limited  Partners  dated July 30,
     2001.

(a)(1)(x)  Amended and Restated  Offer to Purchase  sent by the  Partnership  to
     Limited Partners dated July 30, 2001.

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                                    SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date:    July 30, 2001               NTS-PROPERTIES III,
                                     a Georgia limited partnership

                                     By:      NTS-PROPERTIES ASSOCIATES
                                                  General Partner

                                     By:       /s/ J.D. Nichols
                                              ----------------------------------
                                              J.D. Nichols,
                                              Managing General Partner

                                     ORIG, LLC, a Kentucky limited liability
                                     company.

                                     By:      /s/ J. D. Nichols
                                              ----------------------------------
                                              J.D. Nichols, Manager

                                     /s/ J. D. Nichols
                                     -------------------------------------------
                                     J. D. Nichols, individually

                                     /s/ Brian F. Lavin
                                     -------------------------------------------
                                     Brian F. Lavin, individually

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                                    EXHIBITS

Exhibit
Number         Description
------         -----------

(a)(i)(ix) Notice sent by the  Partnership  to Limited  Partners  dated July 30,
     2001.

(a)(i)(x)  Amended and Restated  Offer to Purchase  sent by the  Partnership  to
     Limited Partners on July 30, 2001.

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